FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska Commences Winter Drilling Programs

Vancouver, Canada, January 18th, 2007  –  CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to report the mobilization of diamond drills to the first of four uranium projects in the Athabasca Basin scheduled for drill testing this winter exploration season.

Key Lake

The drill camp for the Key Lake Project, operated by CanAlaska under an earn-in arrangement with Int’l. Arimex Resources Inc., is operational and permits are in hand for a series of holes on the first target zone.

The drill contractor, Cyr Drilling, is mobilizing to site, and is expected to commence drilling within the next 6 days.  CanAlaska personnel will manage the drill program on behalf of International Arimex.  The planned exploration program is to drill three holes along a 2 km conductor, which is located 15 km north of the past-producing Key Lake uranium mine.  This target is one of four identified by modern VTEM airborne survey on the Project.  It is located at shallow depth (150 metres) and has a sharp response in the basement, as modeled by the airborne geophysics.

News Release

January 18th, 2007

Waterbury Lake

Drilling at Waterbury Lake will commence near month-end, following the completion of the Key Lake program.  The Waterbury Lake Project is operated by CanAlaska for earn-in partner Northwestern Mineral Ventures Inc.  In March, 2006, three drill holes targeted an airborne and ground geophysical target on claim S107967.  One of these holes encountered faulting, strong clay alteration and anomalous uranium mineralization.  From current modeling, it appears that this hole undershot the main conductive target.  Further holes are planned in this area.  A second target area, located under Waterbury Lake, approximately 12 km north east of the Cigar Lake uranium mine, was detected by airborne and ground geophysical surveys and is planned to be drill-tested following further geophysics and improved ice conditions.

West McArthur Project

Drilling is scheduled to commence in mid-February on the West McArthur Project, where the Company maintains its main camp, following further ground geophysics.  The West McArthur Project is operated by CanAlaska under an earn-in arrangement to be formalized shortly with Mitsubishi Development Pty.  Ground crews have prepared three sites for the start of the winter drilling.  Two of these sites target the western zone, previously identified by drilling this past summer, and a third is located in the centre of the property on a large circular airborne (MegaTEM II) target.

North East Project

Mobilization has commenced for drilling at the McGuire Camp on the North East Project.  This drill will test a series of targets across the North East Project area and will operate throughout the winter season.

Geophysical and geochemical surveys have defined zones surrounding, and on-strike of surface uranium mineralization.  Extensive surface mapping and prospecting in 2005 and in 2006 provided multiple zones for drill testing.  The targets range from extensive zones of uranium rich pegmatite veins in sediments,  and high-grade veins zones to blind targets underlying extensive areas of uranium-rich sediment and veined boulders.

News Release

January 18th, 2007

The Company is very enthusiastic over the current surface prospects, and believes that the drill programs will better define the geology and mineralized trends.  Some of the targets are associated with late-stage, lower temperature, hydrothermal uranium mineralization, similar to the mineralizing events in the main Athabasca mining camp.  Pitchblende mineralization has been also found in surface outcrop and veins, as well as scattered pebbles in soil, however, scattered glacial regolith has hampered efforts at detailed mapping.  The drill program will provide definition of stratigraphic controls to the noted mineralizing events.

The Qualified Person for this news release is Peter Dasler, P. Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling from the West McArthur Project (now under an earn-in option to Mitsubishi Development Pty. Ltd.) revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  Active drilling and exploration will continue in Winter, 2007 at West McArthur and at 4 other significant projects.

Investor Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free: 1.800.667.1870 (N. America) info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P. Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

January 18th, 2007